Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221814

RODIN INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED OCTOBER 3, 2018

TO THE PROSPECTUS DATED MAY 2, 2018

This Supplement No. 3 supplements, and should be read in conjunction with, our prospectus dated May 2, 2018, as supplemented by Supplement No. 1 dated August 7, 2018 and Supplement No. 2 dated September 25, 2018. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 3 is to disclose:

•	an amendment and restatement of our advisory agreement; and

•	an update to the “Risk Factors” section of our prospectus.

Amendment and Restatement of our Advisory Agreement

On September 28, 2018, we entered into an amended and restated advisory agreement with our advisor, our operating partnership, our sponsor and the special unit holder, which we refer to as our amended and restated advisory agreement. The amended and restated advisory agreement (i) includes limitations with regards to the incurrence of and additional limitations on reimbursements of operating expenses and (ii) clarifies the reimbursement and expense timing and procedures, including the potential reimbursement of unreimbursed operating expenses. The disclosure throughout the prospectus, including without limitation disclosure in the “Prospectus Summary—Compensation to Our Advisor and its Affiliates—Other Operating Expenses,” “Conflicts of Interest—Charter Provisions and Other Policies Relating to Conflicts of Interest—Limitation on Operating Expenses” and “Management Compensation—Limitation on Operating Expenses” sections of our prospectus, is amended and supplemented to reflect the following provisions of the amended and restated advisory agreement, as applicable.

Section 9.03(iii) of the amended and restated advisory agreement provides that, subject to other limitations on the incurrence and reimbursement of operating expenses contained in the amended and restated advisory agreement, operating expenses which have been incurred and paid by our advisor will not become our obligation unless our advisor has invoiced us for reimbursement. Our advisor will not invoice us for any reimbursement if the impact of such would result in our incurrence of an obligation in an amount that would result in our NAV per share for any class of shares to be less than $25.00. We may, however, incur and record an obligation to reimburse our advisor for operating expenses, even if it would result in our NAV per share for any class of shares for such quarter to be less than $25.00, if our board of directors determines that the reasons for the decrease of our net asset value per share below $25.00 were unrelated to our obligation to reimburse our advisor for operating expenses.

In addition, section 9.03(iv) of the amended and restated advisory agreement provides that all or a portion of the operating expenses, which have not been previously paid by us or invoiced by our advisor, may be in the sole discretion of our advisor: (i) waived by our advisor; (ii) reimbursed to our advisor in any subsequent quarter; or (iii) reimbursed to the advisor in connection with a liquidity event or termination of the amended and restated advisory agreement, provided that we fully invested the proceeds from this offering and our stockholders have received, or are deemed to have received, in the aggregate, cumulative distributions equal to their invested capital plus a 6.5% cumulative, non-compounded annual pre-tax return on their invested capital. Any reimbursement of operating expenses under section 9.03(iv) remains subject to the limitations under Section 9.03(iii) described above and the limitations and the approval requirements relating to the 2%/25% limitation as described in “Management Compensation—Limitation on Operating Expenses” section of our prospectus.

Update to Risk Factors

The risk factor titled “Our NAV per share may materially change from quarter to quarter if the valuations of our properties materially change from prior valuations or the actual operating results materially differ from what we originally budgeted” on page 40 of the prospectus is deleted in its entirety and replaced with the following:

Our NAV per share may materially change from quarter to quarter if the valuations of our properties materially change from prior valuation or the actual operating results materially differ from what we originally budgeted, including as a result of our advisor invoicing us for previously unbilled operating expenses.

It is possible that the valuation of our assets may not be spread evenly throughout the year and may differ from the most recent quarterly valuation. As such, when these valuations are reflected in our Independent Valuation Firm’s valuation of our investment portfolio, there may be a material change in our NAV per share for each class of our common stock. Investment valuation changes can occur for a variety reasons, such as real estate market conditions, as well as credit and rates markets. For example, investments may prepay earlier than their stated maturity or in the event of adverse credit events, after the stated maturity. These circumstances may result in a material change in our NAV per share. We are at the greatest risk of these valuation changes during periods where we experience significant loan prepayments or delayed maturity payments.

In addition, actual operating results may differ from what we originally budgeted, which may cause a material increase or decrease in the NAV per share amounts. We accrue estimated income and expenses on a quarterly basis based on annual budgets as adjusted from time to time to reflect changes in the business throughout the year. On a periodic basis, we adjust the income and expense accruals we estimated to reflect the income and expenses actually earned and incurred. We will not retroactively adjust the NAV per share of each class for any adjustments. Therefore, because actual results from operations may be better or worse than what we previously budgeted, the adjustment to reflect actual operating results may cause the NAV per share for each class of our common stock to increase or decrease.

Our amended and restated advisory agreement provides that any operating expenses which have not been invoiced by our advisor will not become our obligations. Without these provisions in our amended and restated advisory agreement, such operating expenses, if invoiced, would likely be recorded as liabilities of ours, which, in turn, would likely have a negative effect on our NAV per share. Our amended and restated advisory agreement also provides that our advisor may be reimbursed for previously unbilled operating expenses for prior periods in any subsequent quarter, subject to certain limitations, including the limitation related to the NAV per share of $25.00 referenced above and the 2%/25% limitation as described in “Management Compensation—Limitation on Operating Expenses” section of our prospectus. The incurrence of previously unbilled operating expenses will likely have a negative effect on our NAV per share.